Securities and Exchange Commission
Attn: Larry Spirgel
August 23, 2006

                                 August 23, 2006

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

         Re:      The Jackson Rivers Company
                  Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed May 26, 2006

                  Form 10-Q for Fiscal Quarter Ended March 31, 2006 File No. 333-70932

Dear Mr. Spirgel:

         In respect of the above referenced matter and in further response to comment 1 of our August 16, 2006 letter to you (responding to your August 4, 2006 letter) and per our telephone conversations with your office, attached below is a revised revenue recognition policy we intend to include in our future filings with the Commission:

         "DNI performs projects on both a time and expenses and fixed price basis. For time and expense projects, revenue is recognized when the customer is invoiced for work performed plus any expenses. For fixed price projects, the customer is either invoiced for a fixed monthly amount or at specific billing milestones as defined in the contract and executed by the customer. Any payment delays are investigated to ensure that milestones have been met. If a customer challenges a milestone attainment, the revenue is deferred until all parties agree that such milestone has been achieved.


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Securities and Exchange Commission
Attn: Larry Spirgel
August 23, 2006

         Consulting and network design work is billed on time and expense as incurred. Construction and operation of large scale wireless networks are billed either (i) on a time and expense method and revenue is recognized as described above or (ii) on a fixed price basis, as predetermined by the company and the customer in a written contract. For fixed price projects, the customer is either billed (A) a predetermined monthly amount until paid in full where revenue is recognized when the customer is invoiced for work or (B) upon attainment of certain "milestones" for discreet units of work based upon the total cost of the project. The milestones and amount of revenue earned upon attainment is set forth in the written contract between the company and the customer and revenue is recognized when each such unit or milestone is achieved. Losses on projects are recognized when incurred. Many of our projects are completed within 1-2 months. However our long term projects are tested on a quarterly basis to ensure that revenue recognized reflects actual percentage of completion of the project as of the reporting period. Projects are tested using either cost method or units of work, depending upon whether the customer has selected to be billed on a time and expense or fixed priced basis, accordingly."

         Please advise us as soon as possible if the Staff has any further comments. You can contact the undersigned at (619) 988-5869. In addition, feel free to contact our attorney, Gregory R. Carney of Spectrum Law Group LLP at
(949) 851-4300. Thank you in advance for your courtesy and cooperation.

                                                 Very truly yours,

                                                 /s/ James E. Nelson
                                                 ------------------------
                                                 James E. Nelson
                                                 President